UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2024

Hepion Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36856	46-2783806
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Thornall Street, First Floor, Edison, NJ	08837
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (732) 902-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	HEPA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Overview

On July 19, 2024, Hepion Pharmaceuticals, Inc., a Delaware corporation (the “Company”), Pharma Two B Ltd., a company organized under the laws of the State of Israel (“Parent”), and Pearl Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent. Terms capitalized but not defined herein have the meanings given in the Merger Agreement.

Merger Sub is a newly incorporated Delaware corporation and a wholly owned, direct subsidiary of P2B HoldCo, Inc., a Delaware corporation (“Holdco”). Holdco is a wholly owned, direct subsidiary of P2B Topco, Inc., a Delaware corporation (“Topco”). Topco is a wholly owned, direct subsidiary of Parent. Each of Merger Sub, Holdco and Topco were formed for purposes of consummating the transactions contemplated by the Merger Agreement and the other Transaction Agreements (as defined in the Merger Agreement).

The Board of Directors of the Company has (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, on the terms and subject to the conditions set forth therein, are in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its obligations contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained in the Merger Agreement and the other Transaction Agreements to which the Company is a party and (iii) resolved to recommend adoption and approval of the Merger Agreement, the other Transaction Agreements to which the Company is a party and the Transactions, including the Merger, to the Company’s stockholders.

Treatment of Company Common Stock and Parent Ordinary Shares

On the Closing Date (as defined in the Merger Agreement), subject to obtaining Parent’s shareholder approval and the Company’s stockholder approval, immediately prior to the Effective Time (as defined below) and prior to the consummation of any of the transactions contemplated by the PIPE Agreements (as defined in the Merger Agreement), the following actions shall take place or be effected: (A) the Company shall cause all of its issued capital stock which is not in the form of the Company’s common stock, par value $0.0001 per share (“Common Stock”) to be converted into shares of Common Stock in accordance with the Company’s organizational documents, and shall further cause any convertible instruments, including but not limited to warrants, to be converted into shares of Common Stock; and (B) (i) each Ordinary A Share of Parent, nominal value NIS 1 (“Parent Ordinary A Share”), Ordinary B Share of Parent, nominal value NIS 1 (“Parent Ordinary B Share”), and each of the outstanding classes of Parent’s preferred shares (collectively, the “Parent Preferred Share”) that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into such number of Parent’s ordinary shares per the terms of the Merger Agreement; (ii) the amended and restated articles of association of Parent shall be adopted and become effective; (iii) each of Parent’s ordinary shares, issued and outstanding immediately prior to the Effective Time (including each of Parent’s ordinary shares that are issued upon the conversion of Parent Ordinary A Shares, Parent Ordinary B Shares and Parent Preferred Shares pursuant to clause (i) above), shall be split into such number of Parent’s ordinary shares as shall be necessary for purposes of the closing of the Merger (the “Closing”) and the initial listing of Parent’s ordinary shares on Nasdaq (the “Share Split”); provided that no fraction of a Parent’s ordinary share will be issued by virtue of the Share Split, and each of Parent’s shareholders that would otherwise be so entitled to a fraction of Parent’s ordinary shares (after aggregating all fractional Parent’s ordinary shares that otherwise would be received by such Parent’s shareholder) shall instead be entitled to receive such number of Parent’s ordinary shares to which such Parent’s shareholder would otherwise be entitled, rounded to the nearest whole number; and (iv) any outstanding options and warrants of Parent issued and outstanding immediately prior to the Effective Time shall be adjusted immediately upon the Share Split to give effect to the foregoing transactions, provided that to the extent such adjustment would result in (x) a fraction of share being subject to any outstanding stock option or warrant, such share shall be rounded down to the nearest whole share or (y) the exercise price of an option being a fraction of a cent, the exercise price will be rounded up to the nearest whole cent.

At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into the right to receive such ordinary shares of Parent and shall no longer be outstanding and shall automatically be canceled and shall cease to exist (the “Merger Consideration”).

Additionally, each share of common stock of Merger Sub that shall be outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into the right to receive one share of Common Stock.

Closing Conditions

The Merger is expected to be consummated in the fourth quarter of 2024. The obligation of the parties to consummate the Merger is subject to various conditions, including, but not limited to: (i) adoption of the Merger Agreement and the approval of the Merger and the other Transactions by the required portion of the Company’s stockholders as determined in accordance with applicable law and the Company’s organizational documents; (ii) adoption of the Merger Agreement and the approval of the Merger and the other Transactions by Parent’s shareholders, as determined in accordance with applicable law and Parent’s organizational documents (iii) the absence of any judgment, order or law prohibiting the consummation of the Merger; (iv) upon the Closing, the approval for listing on Nasdaq of Parent’s ordinary shares to be issued in connection with the Closing of the Merger; (v) the effectiveness of the Registration Statement (as defined below) to be filed by Parent with the SEC with respect to Parent’s ordinary shares that constitute the Merger Consideration, (vi) the SPA (as defined below) shall be in full force and effect and concurrently with the Closing cash proceeds of not less than $8,600,000 (eight million six hundred thousand) shall have been received by Parent in connection with the consummation of the transactions contemplated by such SPA, (vii) the parties shall take all necessary action so that immediately after the Effective Time, the post-Closing board of directors of Parent (the “Post-Closing Parent Board”) shall be comprised of seven directors; whereby (a) Parent shall have the right to designate (i) three members to the Post-Closing Parent Board and (ii) two industry experts that shall qualify as independent directors (as defined under the Nasdaq listing rules); and (b) the Company shall have the right to designate two members to the Post-Closing Parent Board, (viii) Parent shall file a notice with the Israel Innovation Authority (the “IIA”) in accordance with applicable law and obtain the unconditional approval of the IIA to consummate the Transactions, (ix) the accuracy of the representations and warranties of the parties in the Merger Agreement (subject to customary materiality qualifiers except to the extent provided in the Merger Agreement); (x) each party’s performance in all material respects of its covenants and obligations contained in the Merger Agreement and (xi) the absence of a Material Adverse Effect. Following the execution of the Merger Agreement, Holdco, in its capacity as the sole stockholder of Merger Sub, executed and delivered to the Company a written consent approving the Merger Agreement and the Merger, thereby providing all required stockholder approvals for the Merger. No further action by holders of the Common Stock is required to complete the Merger.

No-Shop

Under the Merger Agreement, the Company is subject to a customary “no-shop” provision that restricts the Company and its representatives from soliciting any Acquisition Proposal or Acquisition Inquiry (each as defined in the Merger Agreement) from third parties or providing information to or participating in any discussions or negotiations with third parties regarding any Acquisition Proposal or Acquisition Inquiry.

Termination; Termination Fees

The Merger Agreement may be terminated, and the Transactions abandoned prior to the Closing as follows:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if there shall be in effect any (i) law or (ii) Governmental Order (as defined in the Merger Agreement), other than, for the avoidance of doubt, a temporary restraining order, that (x) in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger, and (y) in the case of clause (ii) such Governmental Order shall have become final and non-appealable;

(c) by either the Company or Parent, if the Effective Time has not occurred by 11:59 p.m., New York City time, on the date that is 90 days following the date of the Merger Agreement (the “Termination Date”); provided, however, that if the SEC has not declared the Registration Statement (as defined below) effective on or prior to the date that is 90 days following the date of the Merger Agreement, the Termination Date shall be automatically extended to the date that is 180 days following the date of the Merger Agreement; provided, further, that the right to terminate the Merger Agreement pursuant to this subsection (c) will not be available to any party whose breach of any provision of the Merger Agreement caused or resulted in the failure of the Transactions to be consummated by such time;

(d) by the Company, if Parent or Merger Sub has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.02(a) or 9.02(b) of the Merger Agreement to be satisfied at the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Parent or Merger Sub before the earlier of (x) the fifth Business Day immediately prior to the Termination Date and (y) the 45th day following receipt of written notice from the Company of such breach or failure to perform; provided that the Company shall not have the right to terminate the Merger Agreement pursuant to this subsection (d) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(e) by Parent, if the Company has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 9.03(a) or 9.03(b) of the Merger Agreement to be satisfied at the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Company before the earlier of (x) the fifth Business Day immediately prior to the Termination Date and (y) the 45th day following receipt of written notice from Parent of such breach or failure to perform; provided that Parent shall not have the right to terminate the Merger Agreement pursuant to this subsection (e) if it is then in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

(f) by either the Company or Parent, if the Company failed to obtain stockholder approval upon vote taken thereon at a duly convened special meeting (or at a meeting of its shareholders following any adjournment or postponement thereof); provided that the right to terminate the Merger Agreement under this subsection (f) shall not be available to the Company if the Company has breached the Merger Agreement;

(g) by either the Company or Parent, if, at the Parent special meeting (including any adjournments thereof), the Parent transaction proposals are not duly adopted by Parent’s shareholders by the requisite vote under applicable Law and the Organizational Documents of Parent; provided that the right to terminate the Merger Agreement under this subsection (g) shall not be available to Parent if Parent has breached the Merger Agreement; or

(h) by Parent, if the Company breaches its obligations relating to the special meeting of its stockholders pursuant to Section 8.02(b) of the Merger Agreement.

Representations, Warranties and Covenants

Each of the Company and Parent has agreed to customary representations, warranties and covenants of the Company, including, among others, covenants relating to (i) obtaining the requisite approval of their respective stockholders and shareholders, as applicable, (ii) use commercially reasonable efforts (taking into consideration the financial condition and cash runway of the Company) to carry on its business in all material respects in the ordinary course of business during the period between the execution of the Merger Agreement and the consummation of the Merger, (iii) non-solicitation of alternative acquisition proposals (iv) not engage in specified types of transactions or take specified actions during this period unless agreed to in writing by Parent, (v) Parent using its reasonable best efforts obtain approval from Nasdaq for its initial listing application in connection with the Transactions and cause Parent’s ordinary shares to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the Closing and (vi) the parties filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form F-4 to register Parent’s ordinary shares to be issued in connection with the Merger (the “Registration Statement”).

Delisting of Shares of Common Stock

If the Merger is consummated, the Common Stock will cease to be quoted on the Nasdaq Capital Market and will be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Company Support Agreements

In connection with the execution of the Merger Agreement, stockholders of the Company entered into support agreements with the Company relating to the Merger covering approximately 0.025% of the outstanding shares of Common Stock, as of immediately prior to the signing of the Merger Agreement (the “Company Support Agreements”). The Company Support Agreements provide, among other things, that the stockholders party to the Company Support Agreements will vote all of the shares of Common Stock held by them in favor of the Merger and the other Transactions contemplated by the Merger Agreement.

A form of the Company Support Agreement is attached hereto as Exhibit 10.3.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain stockholders of the Company entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they accepted certain restrictions on transfers of shares of Common Stock held, or to be held, by them for the 180-day period following the Effective Time.

A form of Lock-Up Agreement is attached hereto as Exhibit 10.4.

Securities Purchase Agreement and Registration Rights Agreement

Concurrently with the Merger, on July 19, 2024, the Company entered into a Securities Purchase Agreement (the “SPA”) with certain purchasers pursuant to which the Company sold an aggregate of $2.9 million in principal amount of the Company’s Original Issue Discount Senior Unsecured Nonconvertible Notes (the “Notes”). The Notes are due on the earlier of: (i) December 31, 2024, (ii) the date of the closing of the Merger, (iii) the date that the Merger is terminated pursuant to the terms of the Merger Agreement, or (iv) such earlier date as the Notes are required or permitted to be repaid as provided in the Note, as may be extended at the option of the holder of the Note as described in the Note.

Pursuant to the SPA, the Company shall, in addition to the other closing deliverables, deliver to each purchaser (i) a Note with a principal amount equal to such purchaser’s subscription amount multiplied by 1.16, and (ii) a number of shares of Common Stock equal to 19.99% of the total outstanding shares of Common Stock, multiplied by such purchaser’s subscription amount, divided by $2,500,000. The SPA also contains customary representations, warranties, covenants and conditions to close. A form of Note is filed herewith as Exhibit 4.1.

The Notes and the shares issued pursuant to the SPA have not been, and the Notes will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction. The Notes and the shares may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act and any applicable state securities laws. The Notes and shares were offered and sold in transactions exempt from registration under the Securities Act in reliance on Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. The purchasers of the Notes and the shares are each an “accredited investor,” as defined in Regulation D, and are acquiring the Notes and shares for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

On July 19, 2024, in connection with the Merger and the Transactions contemplated by the Merger Agreement and the SPA, the Company entered into a Registration Rights Agreement (the “RRA”) with Parent and the purchasers identified therein pursuant to which Parent agreed to provide certain registration rights with respect to the Hepion Registrable Securities (as defined in the RRA), which securities include the shares of Common Stock issued by the Company pursuant to the SPA.

Description of Agreements Not Complete

The Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA and the RRA, and the above descriptions of the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA and the RRA have been included to provide investors with information regarding the terms of such agreements. It is not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement, SPA and RRA were made only for purposes of the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, SPA and RRA, respectively, and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA and the RRA and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA and the RRA, including being qualified by confidential disclosures made by each party for the purposes of allocating contractual risk between the parties. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA and the RRA, which subsequent information may or may not be fully reflected in public disclosures by the Company. The Merger Agreement, the SPA and the RRA should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 to be filed by Parent in connection with the Merger, which will include a proxy statement/prospectus, as well as other filings made by the Company, Parent and certain other persons in connection with the Merger and related Transactions, such as the Company’s Annual Report on Form 10-K, as amended, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and other documents that the parties will file with the SEC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries, affiliates or businesses. The foregoing descriptions of the Merger Agreement, the Company Support Agreement, the Lock-Up Agreement, the SPA, the RRA and the Transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, copies of which are filed as exhibits herewith, and are incorporated herein by reference.

This Current Report on Form 8-K does not, and the exhibits attached hereto do not, constitute an offer to sell any security, nor a solicitation for an offer to purchase any security, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration, qualification, or exemption under the securities laws of any such jurisdiction.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 in this Current Report on Form 8-K is incorporated herein by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference into this Item 3.02.

The Note and share issuance described in Item 1.01 was made in reliance on an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, since the share issuance does not involve any public offering.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

To the extent responsive to this item, the information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference into this Item 5.02.

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transaction presentation used by the Company in relation to the Merger and Transactions.

The information in this Item 7.01 and Exhibit 99.1 of this Current Report on Form 8-K is furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. The information in this Item 7.01 and Exhibit 99.1 of this Current Report on Form 8-K shall not be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date of this Current Report, regardless of any general incorporation language in any such filing.

Item 8.01. Other Events.

On July 22, 2024, Parent and the Company issued a press release announcing the entry into the Merger Agreement, the SPA, the RRA and the transactions contemplated thereby. A copy of this press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information contained in this Current Report on Form 8-K under Item 8.01, including the accompanying Exhibit 99.2, is being furnished pursuant to Item 8.01 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section. Such information shall not be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Exhibit
2.1*	Agreement and Plan of Merger, dated as of July 19, 2024, by and among the Company, Parent and Merger Sub.

4.1*	Form of Senior Unsecured Nonconvertible Note

10.1*	Form of Securities Purchase Agreement

10.2	Form of Registration Rights Agreement

10.3	Form of Company Support Agreement by and between the Company and each of the parties named in each agreement thereof.

10.4	Form of Lock-Up Agreement by and between the Company and each of the parties named in each agreement thereof.

99.1	Transaction Presentation dated July 22, 2024

99.2	Press Release, dated July 22, 2024

104	Cover Page Interactive Data File (embedded within the XBRL document)

*	This filing excludes certain schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K, which the registrant agrees to furnish supplementally to the SEC upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, for any schedules or exhibits so furnished.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements”. Forward-looking statements generally relate to future events or the Company’s or Parent’s future financial or operating performance. For example, statements regarding the Company and Parent’s expectations with respect to the Merger, including the timing of closing thereof and pro forma ownership of the combined company, the concurrent financing, the cash runway of the combined company; planned timing of New Drug Application (“NDA”) submission, P2B001 potential as a treatment for Parkinson’s disease (“PD”) and label expansion, projected net revenues, and related matters, as well as all other statements other than statements of historical fact included in this communication, are forward-looking statements. When used in this communication, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions, as they relate to the Company or Parent, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s and Parent’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. Most of these factors are outside the control of the Company and/or Parent and are difficult to predict. In addition to factors disclosed in the Company’s filings with the SEC, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the price of the securities of the Company; the inability to meet the closing conditions to the Merger, including the failure of Parent to meet Nasdaq initial listing standards in connection with the consummation of the Merger; costs related to the Merger and the failure to realize anticipated benefits of the Merger or to realize estimated pro forma results with respect thereto as well as other risks associated with biopharmaceutical companies generally, including the risks of filing an NDA, obtaining regulatory approval for any product candidates, commercialization of any approved product, including P2B001 for PD, as well as the total addressable market and potential for success of P2B001, the presentation of financial information in U.S. GAAP, completion of a PCAOB audit of U.S. GAAP financials, as well as other risks that will be set forth in more detail in the Registration Statement (which will include a proxy statement/prospectus), when filed with the SEC. The forward-looking statements are based upon management’s beliefs and assumptions; and other risks and uncertainties to be identified on the Registration Statement (when available) relating to the Merger, including those under “Risk Factors” therein, and in other filings with the SEC made by Merger. Each of the Company and Parent undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Merger or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed Merger, Parent intends to file the Registration Statement with the SEC, which will include a preliminary prospectus with respect to its securities to be issued in connection with the Merger, and a preliminary proxy statement with respect to the Company’s stockholder meeting at which the Company’s stockholders will be asked to vote on the proposed Merger and related matters. Each of the Company and Parent urge investors, stockholders, and other interested persons to read, when available, the Registration Statement, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the proposed Merger. After the Registration Statement has been filed and declared effective, Parent and the Company will mail the definitive proxy statement/prospectus to stockholders of the Company as of a record date to be established for voting on the Merger. The Company’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to c/o Executive Chairman, Hepion Pharmaceuticals, Inc., 399 Thornall Street, First Floor, Edison, NJ 08837.

Participants in the Solicitation

Parent and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Merger. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Annual Report on Form 10-K/A, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Merger will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEPION PHARMACEUTICALS, INC.

Date: July 22, 2024	By:	/s/ John Cavan
John Cavan
Interim Chief Executive Officer and Chief Financial Officer

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